SEC File Number: 001-39649

CUSIP: 368036109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Gatos Silver, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

8400 E. Crescent Parkway, Suite 600

Address of Principal Executive Office (Street and Number)

Greenwood Village, CO 80111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gatos Silver, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022. On January 25, 2022, the Company disclosed that, during its mineral resource and mineral reserve reconciliation process for the Los Gatos Joint Venture, the Company concluded that there were errors in the technical report entitled “Los Gatos Project, Chihuahua, Mexico” with an effective date of July 1, 2020, as well as indications that there is an overestimation in the existing resource model. Gatos Silver is focused on producing a new life-of-mine (“LOM”) plan and updating its mineral resource and mineral reserve estimates following its January 25, 2022 announcement regarding a reduction in metal content of its previously stated mineral reserve estimates. The Company is working with independent engineering consultants to prepare new mineral resource and reserve estimates, including a new resource model, that will form the basis of a new technical report which is expected to be delivered in the second half of 2022. The Company is also evaluating the material weaknesses in its internal controls over financial reporting related to the reserve reporting errors.

The Company’s financial statements for the year ended December 31, 2021 and quarter ended March 31, 2022 may be affected by the ongoing analysis of the aforementioned mineral resource and mineral reserve matters. Accordingly, the Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 within the prescribed time period because the Company requires additional time to prepare and review its new LOM plan, mineral reserve estimates and financial statements to ensure adequate recognition and disclosure of the information required to be included in the Quarterly Report on Form 10-Q. The Company believes that it will be able to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 in the second half of 2022.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dale Andres (720) 365-9101

(Name) (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Gatos Silver, Inc. has not filed its Annual Report on Form 10-K for the year ended December 31, 2021.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Gatos Silver, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2022	By:	/s/ Dale Andres
Dale Andres
Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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